                                    FORM 6-K

                                   ----------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        FOR THE MONTH OF: NOVEMBER, 2006

                        COMMISSION FILE NUMBER: 001-32272

                                   ----------

                        LMS MEDICAL SYSTEMS INC./SYSTEMES
                                MEDICAUX LMS INC.
                               (REGISTRANT'S NAME)

                                   ----------

      5252 DE MAISONNEUVE BOULEVARD QUEST, STE 314, MONTREAL QUEBEC H4A 3S5
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                                   ----------

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X]   Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes [_]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2006

                                           LMS MEDICAL SYSTEMS INC./SYSTEMES
                                           MEDICAUX LMS INC.

                                           By: /s/ Geofrey Myers
                                               ---------------------------------
                                               Geofrey Myers
                                               Assistant Corporate Secretary

EXHIBITS
---------
Exhibit 1   Second Quarter Interim Consolidated Financial Statements and
            Management's Discussion & Analysis of LMS Medical Systems Inc./
            Systemes Medicaux LMS Inc.

Exhibit 2   Press Release dated November 13, 2006 issued by LMS Medical Systems
            Inc./ Systemes Medicaux LMS Inc.

                                  Exhibit 99.1

           Second Quarter Interim Consolidated Financial Statements.

Interim Consolidated Financial Statements [Unaudited]
(Not reviewed by the Company's external auditors)

LMS MEDICAL SYSTEMS INC.

As at September 30, 2006 and March 31, 2006 and for the three and six-month periods ended September 30, 2006 and 2005

 NOTICE OF DISCLOSURE OF NON-AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS FOR
                 THE PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

Pursuant to National Instrument 51-102, Part 4, subsection 4.3(3)(a) issued by the Canadian Securities Administrators, if the external auditors have not performed a review of the interim financial statements, the interim financial statements must be accompanied by a notice indicating that they have not been reviewed by the external auditors.

The accompanying unaudited interim consolidated financial statements of the
Company for the periods ended September 30, 2006 and 2005 have been prepared in accordance with Canadian generally accepted accounting principles and are the responsibility of the Company's management.

The Company's external auditors, Ernst & Young LLP, have not performed a review of these interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by the external auditors of an entity.

Dated this November 9, 2006

LMS MEDICAL SYSTEMS INC.

                       INTERIM CONSOLIDATED BALANCE SHEETS

As at

                                                        SEPTEMBER 30,    MARCH 31,
                                                            2006           2006
                                                             $              $
                                                        -------------  -----------
                                                         [Unaudited]

ASSETS
CURRENT ASSETS
Cash and cash equivalents [note 5]                         2,474,817     5,481,202
Short-term investments                                     1,005,476            --
Accounts receivable                                          455,101       563,436
Research and development tax credits receivable              350,000       260,000
Prepaid expenses                                             248,267       155,223
                                                         -----------   -----------
TOTAL CURRENT ASSETS                                       4,533,661     6,459,861
                                                         -----------   -----------
Investments - restricted [at cost]                           100,000       100,000
Property, plant and equipment                                599,139       550,167
Patents                                                      212,591       191,172
                                                         -----------   -----------
                                                           5,445,391     7,301,200
                                                         ===========   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities                   1,245,778     1,436,442
Deferred revenues and deposits from distributors           1,211,489       984,180
Current portion of obligations under capital leases           28,088        36,437
                                                         -----------   -----------
TOTAL CURRENT LIABILITIES                                  2,485,355     2,457,059
                                                         -----------   -----------
Long-term portion of obligations under capital leases         37,919        49,379
                                                         -----------   -----------
                                                           2,523,274     2,506,438
                                                         -----------   -----------
SHAREHOLDERS' EQUITY [note 2]
Capital stock [note 5]                                    50,635,469    47,665,694
Warrants                                                     227,944       234,027
Contributed surplus                                        2,486,924     2,153,743
Accruals for expected bonus to be paid
   in Common Shares                                          315,598       485,373
Deferred share units                                         315,566       226,925
Deficit                                                  (51,059,384)  (45,971,000)
                                                         -----------   -----------
TOTAL SHAREHOLDERS' EQUITY                                 2,922,117     4,794,762
                                                         -----------   -----------
                                                           5,445,391     7,301,200
                                                         ===========   ===========

See accompanying notes

LMS MEDICAL SYSTEMS INC.

                  INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                     [Unaudited]

                                         THREE-MONTHS ENDED         SIX-MONTHS ENDED
                                           SEPTEMBER 30,             SEPTEMBER 30,
                                      -----------------------   -----------------------
                                         2006         2005         2006         2005
                                           $            $            $            $
                                      ----------   ----------   ----------   ----------

REVENUES
Software licenses                         92,187      436,601      390,416      616,470
Hardware                                      --        7,891           --        7,891
Technical support and other              183,999      106,212      516,921      194,258
                                      ----------   ----------   ----------   ----------
TOTAL REVENUES                           276,186      550,704      907,337      818,619
                                      ----------   ----------   ----------   ----------
OPERATING EXPENSES
Research and development                 869,928      954,692    1,970,531    1,930,439
R&D Tax Credits                          (45,000)     (56,217)     (90,000)    (112,567)
                                      ----------   ----------   ----------   ----------
Net research and development             824,928      898,475    1,880,531    1,817,872
                                      ----------   ----------   ----------   ----------
Royalties and other direct costs          39,929       80,686      121,200      114,624
Selling and market development           663,221      658,479    1,453,745    1,241,546
Administrative                           613,871      682,338    1,370,562    1,352,077
Customer support                         227,439      217,726      475,350      471,556
Quality assurance                         51,717       44,614      100,808       99,802
Stock option expense                     163,013      208,746      327,098      433,746
Amortization of property, plant and
   equipment                              79,700       60,223      160,827      108,229
Amortization of patents                    4,498        4,046        8,854        5,449
Foreign exchange loss (gain)               4,696      (13,165)        (715)      (6,313)
                                      ----------   ----------   ----------   ----------
                                       2,673,012    2,842,168    5,898,260    5,638,588
                                      ----------   ----------   ----------   ----------
OPERATING LOSS                        (2,396,826)  (2,291,464)  (4,990,923)  (4,819,969)
Interest and other income, net           (36,305)    (158,220)     (79,996)    (224,699)
                                      ----------   ----------   ----------   ----------
NET LOSS                              (2,360,521)  (2,133,244)  (4,910,927)  (4,595,270)
                                      ==========   ==========   ==========   ==========
BASIC AND DILUTED LOSS PER SHARE
   [note 3]                                (0.13)       (0.13)       (0.28)       (0.28)
                                      ==========   ==========   ==========   ==========

See accompanying notes

LMS MEDICAL SYSTEMS INC.

                   INTERIM CONSOLIDATED STATEMENTS OF DEFICITS

                                                                     [Unaudited]

                                   THREE-MONTHS ENDED           SIX-MONTHS ENDED
                                      SEPTEMBER 30,              SEPTEMBER 30,
                               -------------------------   -------------------------
                                   2006          2005          2006          2005
                                    $             $             $             $
                               -----------   -----------   -----------   -----------

DEFICIT, BEGINNING OF PERIOD   (48,691,681)  (39,026,854)  (45,971,000)  (36,564,828)
NET LOSS                        (2,360,521)   (2,133,244)   (4,910,927)   (4,595,270)
Share issue costs                   (7,182)           --      (177,457)           --
                               -----------   -----------   -----------   -----------
DEFICIT, END OF PERIOD         (51,059,384)  (41,160,098)  (51,059,384)  (41,160,098)
                               ===========   ===========   ===========   ===========

See accompanying notes

LMS MEDICAL SYSTEMS INC.

                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     [Unaudited]

                                                   THREE-MONTHS ENDED         SIX-MONTHS ENDED
                                                     SEPTEMBER 30,             SEPTEMBER 30,
                                                -----------------------   -----------------------
                                                   2006         2005         2006         2005
                                                     $            $            $            $
                                                ----------   ----------   ----------   ----------

OPERATING ACTIVITIES
Net loss                                        (2,360,521)  (2,133,244)  (4,910,927)  (4,595,270)
Adjustments for non-cash items:
   Amortization of assets                           84,198       64,269      169,681      113,678
   Stock based compensation                        366,638      360,746      715,739      742,371
                                                ----------   ----------   ----------   ----------
                                                (1,909,685)  (1,708,229)  (4,025,507)  (3,739,221)
                                                ----------   ----------   ----------   ----------
Net changes in non-cash operating working
   capital items                                   (40,511)    (410,626)    (173,177)     397,960
                                                ----------   ----------   ----------   ----------
CASH FLOWS RELATED TO OPERATING ACTIVITIES      (1,950,196)  (2,118,855)  (4,198,684)  (3,341,261)
                                                ----------   ----------   ----------   ----------
INVESTING ACTIVITIES
Maturity of short-term investments                      --           --                 8,963,583
Purchase of short-term investments                (500,302)          --   (1,005,476)          --
Additions to property, plant and equipment
   and patents                                     (30,617)     (30,903)    (104,999)    (149,800)
                                                ----------   ----------   ----------   ----------
CASH FLOWS RELATED TO INVESTING ACTIVITIES        (530,919)     (30,903)  (1,110,475)   8,813,783
                                                ----------   ----------   ----------   ----------
FINANCING ACTIVITIES
Repayment of obligations under capital leases       (9,133)     (11,101)     (19,769)     (21,795)
Issuance of common shares                               --           --    2,500,000           --
Share issue costs                                   (7,182)          --     (177,457)          --
                                                ----------   ----------   ----------   ----------
CASH FLOWS RELATED TO FINANCING ACTIVITIES         (16,315)     (11,101)   2,302,774      (21,795)
                                                ----------   ----------   ----------   ----------
NET CHANGE IN CASH AND CASH EQUIVALENTS         (2,497,430)  (2,160,859)  (3,006,385)   5,450,727
Cash and cash equivalents, beginning
   of period                                     4,972,247   10,455,575    5,481,202    2,843,989
                                                ----------   ----------   ----------   ----------
CASH AND CASH EQUIVALENTS, END OF PERIOD         2,474,817    8,294,716    2,474,817    8,294,716
                                                ==========   ==========   ==========   ==========

See accompanying notes

LMS MEDICAL SYSTEMS INC.

                          NOTES TO INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

As at September 30, 2006                                             [Unaudited]

1.   DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

DESCRIPTION OF BUSINESS

LMS Medical Systems Inc. ["LMS"] is incorporated under the Canada Business
Corporations Act. For over ten years, LMS has actively been developing and commercializing a series of leading edge software-based products to be used as decision support tools for obstetricians. LMS's pipeline of proprietary software tools addresses critical unmet medical needs in labour and delivery settings.
While continuing to pursue its core research and development of new software tools, LMS has also been strengthening its product development as well as the implementation and enlargement of its sales and distribution network.

To date LMS has financed its cash requirements primarily from shares issuances, loans payable, convertible debentures, research and development tax credits and software and maintenance revenues. The success of LMS is dependent on obtaining the necessary regulatory approvals, generating revenue from the sale of its products and achieving future profitable operations.

BASIS OF PRESENTATION

These unaudited interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles [Canadian GAAP] for interim financial information.
Accordingly, they do not include all of the disclosures required by Canadian or
US GAAP for annual financial statements. In the opinion of management all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. Operating results for the interim period are not necessarily indicative of the results that may be expected for the full year. These unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements of LMS as at March 31, 2006 and 2005 and for the years ended March 31, 2006 and 2005, the five-month period ended March 31, 2004 and the year ended October 31, 2003.
The accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those in the audited annual consolidated financial statements of LMS. The consolidated balance sheet as at March 31, 2006 has been derived from the audited consolidated financial statements of LMS at this date but does not include all of the information and footnotes required by Canadian or US GAAP for complete financial statements.

                                                                               1

LMS MEDICAL SYSTEMS INC.

                          NOTES TO INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

As at September 30, 2006                                             [Unaudited]

2.   CAPITAL STOCK

An unlimited number of common shares without par value are authorized.

Changes in common shares issued and outstanding during the six-month period are summarized as follows:

                                            NUMBER          $
                                          ----------   ----------
COMMON SHARES
BALANCE AS AT MARCH 31, 2006              16,523,449   47,665,694
Shares issued under the Bonus Plan           228,046      469,775
Shares issued under a private placement    1,250,000    2,500,000
                                          ----------   ----------
BALANCE AS AT SEPTEMBER 30, 2006          18,001,495   50,635,469
                                          ==========   ==========

During the six-month period ending September 30, 2006, LMS issued 1,250,000 common shares, in form of a private placement at $2.00 per share. Share issue expenses of $177,457 were recorded within deficit.

BONUS PLAN

In fiscal 2005, LMS established a Bonus Plan [the "Bonus Plan"] that provides for annual awards to eligible executives and employees based on achievement of corporate and individual performance objectives. The fair value of these awards is paid in common shares, the number of which is based upon dividing the total award by the five day average year-end closing market price of the common shares on the Toronto Stock Exchange. In September 2005, at the annual and special meeting of shareholders, the Bonus Plan was approved. In August 2006, at the annual and special meeting of shareholders, the maximum number of shares issuable under this plan was increased from 250,000 to 500,000. For the year ending March 31, 2006, LMS has recorded bonus expense in the amount of $485,373
[235,618 common shares], within the shareholders' equity section. Upon the approval by the Board of Directors, 228,046 shares were issued by LMS during the six-month period ending September 30, 2006, relating to the year ended March 31,
2006. During the six-month period ended September 30, 2006, LMS has recorded
$300,000 as bonus expected to be paid in common shares for the fiscal 2007 year
($150,000 for the three-month period ended September 30, 2006).

                                                                               2

LMS MEDICAL SYSTEMS INC.

                          NOTES TO INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

As at September 30, 2006                                             [Unaudited]

2.   CAPITAL STOCK [CONT'D]

DEFERRED SHARE UNIT PLAN

In fiscal 2005, LMS established a Deferred Share Unit plan [the "DSU Plan"] that provides for the payment of director's quarterly compensation with deferred share units. Each deferred share unit is a right granted by LMS to an eligible director to receive one common share upon termination of service. The number of deferred share units to be granted under the DSU Plan is determined by dividing the quarterly director compensation by the five day average quarter end closing market price of the common shares on the Toronto Stock Exchange. In September
2005, at the annual and special meeting of shareholders, the DSU Plan was approved. In August 2006, at the annual and special meeting of shareholders the maximum number of deferred share units issuable under this plan was increased from 125,000 to 250,000. Under the DSU plan, LMS has the option to remit either cash or common shares to settle the deferred share units.

Total director compensation expense for the six-month period ended September 30,
2006 was $109,250 and 58,624 deferred share units were granted. During the six-month period ended September 30, 2006, 8,028 deferred share units were cancelled, at the request of the director, and related director compensation of
$20,609 was reversed.

The changes to the DSU Plan balance, number of deferred share units outstanding and the weighted average price of grant or issue are as follows:

                                    NUMBER OF   DSU PLAN
                                    DSU UNITS    BALANCE
                                        #           $
                                    ---------   --------
BALANCE AS AT MARCH 31, 2006         101,230     226,925
Units granted during the period       58,624     109,250
Units cancelled during the period     (8,028)    (20,609)
                                     -------     -------
BALANCE AS AT SEPTEMBER 30, 2006     151,826     315,566
                                     =======     =======

WARRANTS

                                        #         $
                                     -------   -------
Balance as at March 31, 2006         624,683   234,027
Expired                              (18,317)   (6,083)
                                     -------   -------
BALANCE AS AT SEPTEMBER 30, 2006     606,366   227,944
                                     =======   =======

                                                                               3

LMS MEDICAL SYSTEMS INC.

                          NOTES TO INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

As at September 30, 2006                                             [Unaudited]

2.   CAPITAL STOCK [CONT'D]

During the six-month period ended September 30, 2006, 6,083 warrants expired.
These warrants were valued at $18,317. This amount has been credited to contributed surplus. As at September 30, 2006 each outstanding warrant allows its holder to acquire one common share for cash consideration of: $3.23 for
586,366 warrants and $4.85 for 20,000 warrants. The warrants expire from October
2006 to September 2009 with an average remaining life of 1.9 years as at
September 30, 2006. When warrants are exercised or expired, the carrying value of the warrants is credited to contributed surplus.

STOCK OPTIONS

The changes to the number of stock options outstanding and their weighted average exercise prices for the six-month period ending September 30, 2006, are as follows:

                                               WEIGHTED AVERAGE
                                     NUMBER    EXERCISE PRICE $
                                   ---------   ----------------
Balance as at March 31, 2006       1,563,397         3.92
Granted                              382,000         2.12
Expired                              (15,000)        4.30
                                   ---------         ----
BALANCE AS AT SEPTEMBER 30, 2006   1,930,397         3.56
                                   =========         ====

Additional information concerning stock options outstanding as at September 30,
2006 is as follows:

                               OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
                 -----------------------------------------------   ----------------------------
                             WEIGHTED AVERAGE
                             CONTRACTUAL LIFE   WEIGHTED AVERAGE               WEIGHTED AVERAGE
                                  (YEARS)        EXERCISE PRICE                 EXERCISE PRICE
EXERCISE PRICE       #               #                  $              #               $
--------------   ---------   ----------------   ----------------   ---------   ----------------

$1.80 - $2.06      364,000          4.4               1.99            33,333         1.80
$2.25 - $2.45      323,359          3.8               2.38            38,333         2.35
$3.69 - $4.00      149,110          3.0               3.95           107,443         3.93
$4.28 - $4.62    1,093,928          2.1               4.38           835,528         4.41
                 ---------          ---               ----         ---------         ----
$1.80 - $4.62    1,930,397          2.9               3.56         1,014,637         4.20
                 =========          ===               ====         =========         ====

As at October 31, 2006, the Company had 1,795,033 share stock options outstanding.

                                                                               4

LMS MEDICAL SYSTEMS INC.

                          NOTES TO INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

As at September 30, 2006                                             [Unaudited]

2.   CAPITAL STOCK [CONT'D]

During the six-month period ended September 30, 2006 the Company issued an additional 382,000 options to its employees, directors and consultants. The fair value of these options will be recorded over the remaining vesting period. The weighted average assumptions used included: expected life of 5 years, fair value of $1.97 per common share, dividend yield of nil, volatility factor of 0.44 and risk free interest rate of 3.35%.

Prior to November 1, 2003, no compensation expense was recognized when options were issued to employees and directors. Pro forma disclosure regarding options granted under the LMS stock option plan prior to November 1, 2003 is as follows:

                                          THREE MONTHS ENDED         SIX MONTHS ENDED
                                            SEPTEMBER 30,             SEPTEMBER 30,
                                       -----------------------   -----------------------
                                          2006         2005         2006         2005
                                            $            $            $            $
                                       ----------   ----------   ----------   ----------

NET LOSS                               (2,360,521)  (2,133,244)  (4,910,927)  (4,595,270)
Stock-based compensation costs that
   would have been included in the
   determination of net loss if the
   fair value based method has been
   applied                                 (2,985)     (25,525)      (5,970)     (51,050)
                                       ----------   ----------   ----------   ----------
PRO FORMA NET LOSS                     (2,363,506)  (2,158,769)  (4,916,897)  (4,646,320)
                                       ==========   ==========   ==========   ==========
PRO FORMA BASIC AND DILUTED LOSS
   PER SHARE                                (0.13)       (0.13)       (0.28)       (0.28)
                                       ==========   ==========   ==========   ==========

3.   BASIC AND DILUTED LOSS PER SHARE

The numerator and denominator for the calculation of basic and diluted loss per share are as follows:

                                          THREE MONTHS ENDED         SIX MONTHS ENDED
                                             SEPTEMBER 30,            SEPTEMBER 30,
                                       -----------------------   -----------------------
                                          2006         2005         2006         2005
                                           $             $            $            $
                                       ----------   ----------   ----------   ----------

NUMERATOR
Net loss attributable to common
   shares - basic and diluted          (2,360,521)  (2,133,244)  (4,910,927)  (4,595,270)
                                       ----------   ----------   ----------   ----------
DENOMINATOR
Weighted-average number of common
   shares - basic and diluted          18,123,363   16,503,177   17,769,288   16,503,177
                                       ==========   ==========   ==========   ==========

                                                                               5

LMS MEDICAL SYSTEMS INC.

                          NOTES TO INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

As at September 30, 2006                                             [Unaudited]

4.   COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the basis of presentation adopted in the current periods.

5.   SUBSEQUENT EVENTS

In early November 845,000 common shares, were issued by LMS via a private placement at $1.85 per share for total consideration of $1,563,250. Estimated share issue expenses of $100,000 will be recorded within deficit in fiscal 2007.

                                                                               6

LMS' MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

The management's discussion and analysis ("MD&A") which follows, is provided to assist readers in their assessment and understanding of the consolidated results of operations, the financial position and changes in cash flows of LMS Medical
Systems Inc. ("LMS" or "the Company") for the second quarter of 2007 ended
September 30, 2006. This MD&A should be read in conjunction with the unaudited interim financial statements as at September 30, 2006 and for the quarter and six-month period ended September 30, 2006 and 2005 and the annual audited consolidated financial statements and financial statement notes of LMS as at
March 31, 2006 and 2005 and for the years ended March 31, 2006 and 2005, the five-month period ended March 31, 2004 and the year ended October 31, 2003, which are prepared in accordance with Canadian generally accepted accounting principles. Material differences between Canadian and United States generally accepted accounting principles, as applicable to LMS, are set forth in Note 17 to the annual audited consolidated financial statements of LMS. All relevant information related to our Company is filed, in Canada, electronically at
www.sedar.com and in the United States of America at www.sec.gov.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Our MD&A contains forward-looking statements which reflect our Company's current expectations regarding future events. The forward-looking statements in this quarterly filing, which includes this MD&A describe our expectations on November
9th, 2006. The forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "estimate", "expect"
and "intend" and statements that an event or result "may", "will", "should",
"could" or "might" occur or be achieved and other similar expressions. These forward-looking statements involve risk and uncertainties, including the difficulty in predicting product approvals, acceptance of and demands for new products, the impact of the products and pricing strategies of competitors, delays in developing and launching new products, the regulatory environment, fluctuations in operating results and other risks, any of which could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. Many risks are inherent in the industry; others are more specific to LMS. Investors should consult the "Risk Factors" section of the Company's form 20-F as well as our ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. Investors should not place undue reliance on any forward-looking statements. We assume no obligation to update or alter any forward-looking statements whether as a result of new information, further events or otherwise.

As at November 9th, 2006, there were 18,853,495 common shares outstanding,
1,795,033 stock options, 151,826 deferred share units and 598,994 warrants outstanding to purchase common shares.

All dollar figures in this MD&A are in Canadian dollars unless otherwise indicated. "We", "us", "our", "our Company" or "LMS" means LMS Medical Systems
Inc. and its subsidiaries unless otherwise indicated.

OVERVIEW

For over ten years, LMS has actively been developing and commercializing a series of leading edge software-based products to be used as risk management tools for obstetrics. LMS's pipeline of proprietary software tools addresses critical unmet medical needs in labor and delivery settings. Based on advanced medical research focusing on the Labor & Delivery cycle, our unique technology provides obstetrical teams and hospitals with state-of-the-art clinical decision support tools to assist them in achieving clinical and cost effective interventions.

While continuing to pursue its core research and development of new software tools, LMS has also been strengthening its product development as well as the implementation and enlargement of its sales and distribution network. Our core technology, CALM(TM), was developed at the McGill University Faculty of

                                                       Privileged & Confidential
                                                                         1 of 10

Medicine, in Montreal, Canada, with Dr. Emily Hamilton, our VP Medical Research, as the principal investigator.

SECOND QUARTER HIGHLIGHTS:

     o    Total realized and signed contracts during the quarter reach $1 million.

     o    The backlog of signed and recurring contracts increased 37.5% to $2.75 million from $2.0 million reported in Q1 2007.

     o    Identified sales opportunities increased 12% to $28 million up from
          $25 million reported in Q1 2007.

     o    Year to date revenues increased by 11% to $907,000.

     o    Newly signed contracts for CALM Shoulder Screen with two organizations providing medical malpractice insurance to physicians, University of
          Minnesota Physicians and Tristate Medical Insurance Company, have an immediate impact on LMS' backlog and quarterly revenues, starting in the third quarter of 2007. In addition, both contracts continue to build LMS' profile as a company providing leading proprietary software solutions leveraging innovative approaches for obstetrical risk prevention and reduction for insurers.

     o    CALM Shoulder Screen continues to gain momentum within the hospital environment as LMS, has received orders from the University of
          Maryland Medical Center and the OB/GYN Practice Group of the Montreal
          Jewish General Hospital.

     o    CALM Clinical Information Systems 3.03 was released as planned, further increasing its robustness and flexibility. CALM 3.03 is a building block supporting extensive interfacing capabilities, benefiting both the Clinical Information Systems and Risk Management tools.

     o    CALM Curve received Health Canada clearance as a standalone product and became available as a seamless web offering similar to CALM
          Shoulder Screen. This new standalone product will enable customers to use this tool with no investment in infrastructure, which should substantially reduce the sales cycle and bring forward additional revenue opportunities.

     o    Mr. Michael Maher joined the LMS board of directors. Mr. Maher has over 40 years of Wall Street investment business experience having most recently served as a Managing Director of Merrill Lynch.

     o    LMS also presented its statistical methods at two major medical engineering conferences.

     o    A private placement grossed $1.56 million in additional cash liquidities.

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SELECTED FINANCIAL INFORMATION

         QUARTER AND SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2006 AND 2005

                                            QUARTER ENDED            SIX-MONTHS ENDED
                                            SEPTEMBER 30,              SEPTEMBER 30,
                                      -----------------------   ------------------------
                                         2006         2005         2006         2005
                                           $            $            $            $
                                      ----------   ----------   ----------   ----------

REVENUES
Software licenses                         92,187      436,601      390,416      616,470
Hardware                                      --        7,891           --        7,891
Technical support and other              183,999      106,212      516,921      194,258
                                      ----------   ----------   ----------   ----------
TOTAL REVENUES                           276,186      550,704      907,337      818,619
                                      ----------   ----------   ----------   ----------
OPERATING EXPENSES
Research and development                 869,928      954,692    1,970,531    1,930,439
R&D tax Credits                          (45,000)     (56,217)     (90,000)    (112,567)
                                      ----------   ----------   ----------   ----------
Net research and development             824,928      898,475    1,880,531    1,817,872
                                      ----------   ----------   ----------   ----------
Royalties and other direct costs          39,929       80,686      121,200      114,624
Selling and market development           663,221      658,479    1,453,745    1,241,546
Administrative                           613,871      682,338    1,370,562    1,352,077
Customer support                         227,439      217,726      475,350      471,556
Quality assurance                         51,717       44,614      100,808       99,802
Stock option expense                     163,013      208,746      327,098      433,746
Amortization of property, plant and
   equipment                              79,700       60,223      160,827      108,229
Amortization of patents                    4,498        4,046        8,854        5,449
Foreign exchange loss (gain)               4,696      (13,165)        (715)      (6,313)
                                      ----------   ----------   ----------   ----------
                                       2,673,012    2,842,168    5,898,260    5,638,588
                                      ----------   ----------   ----------   ----------
OPERATING LOSS                        (2,396,826)  (2,291,464)  (4,990,923)  (4,819,969)
Interest and other income, net           (36,305)    (158,220)     (79,996)    (224,699)
                                      ----------   ----------   ----------   ----------
NET LOSS                              (2,360,521)  (2,133,244)  (4,910,927)  (4,595,270)
                                      ==========   ==========   ==========   ==========
BASIC AND DILUTED LOSS PER SHARE           (0.13)       (0.13)       (0.28)       (0.28)
                                      ==========   ==========   ==========   ==========
CASH FLOWS RELATED TO:
Operating activities                  (1,950,196)  (2,118,855)  (4,198,684)  (3,341,261)
Investing activities                    (530,919)     (30,903)  (1,110,475)   8,813,783
Financing activities                     (16,315)     (11,101)   2,302,774      (21,795)
                                      ----------   ----------   ----------   ----------

                                                                 SEPTEMBER 30,   MARCH 31,
                                                                     2006          2006
                                                                      $             $
                                                                 -------------   ---------

BALANCE SHEET DATA [see subsequent events note]
Cash, cash equivalents, short-term investments and investments     3,580,293     5,581,202
Total assets                                                       5,445,391     7,301,200
Total long-term debt (including current portion)                      66,007        85,816
                                                                   ---------     ---------
Total shareholders' equity                                         2,922,117     4,794,762
                                                                   ---------     ---------

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SELECTED QUARTERLY FINANCIAL INFORMATION
(IN THOUSANDS OF DOLLARS, EXCEPT FOR LOSS PER SHARE)

                                         2005                                2006                           2007
                     -----------------------------------------------------------------------------------------------------
                        Q1      Q2     Q3      Q4    TOTAL     Q1      Q2      Q3      Q4    TOTAL     Q1      Q2    TOTAL
                     -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----

Revenue                231      76     678      75   1,060     268     551     502     262   1,583     631     276     907
Operating Loss       1,849   2,335   2,334   2,945   9,464   2,529   2,184   2,080   2,845   9,636   2,594   2,397   4,991
                     -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----   -----
NET LOSS             1,801   2,275   2,275   2,885   9,237   2,462   2,133   2,017   2,794   9,406   2,550   2,361   4,910
                     =====   =====   =====   =====   =====   =====   =====   =====   =====   =====   =====   =====   =====
Basic and Diluted
Net Loss per Share   (0.13)  (0.16)  (0.15)  (0.18)  (0.60)  (0.15)  (0.13)  (0.12)  (0.17)  (0.57)  (0.15)  (0.13)  (0.28)

RESULTS OF OPERATIONS

FOR THE QUARTER AND SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2006 ("2006") COMPARED
TO THE QUARTER AND SIX-MONTH PERIOD ENDED SEPTEMBER 30, 2005 ("2005")

REVENUE

Revenue for the quarter ended September 30, 2006 was $276,000 compared to
$551,000 in 2005. Quarterly, sales of software licenses generated $92,000 in
2006 compared to $437,000 in 2005. Maintenance, technical support and other revenue increased to $184,000 from $106,000 in 2005. Revenues were lower then anticipated, while contracts signed though not completed due to client availability or timely recognition of revenue, represented an additional
$750,000. The backlog of signed and recurring contracts increased 37.5% to $2.75 million from $2.0 million reported in Q1 2007. Further, identified sales opportunities increased 12% to $28 million up from $25 million reported in Q1
2007.

Revenue for the six-month period ended September 30, 2006 increased by 11% to
$907,000 from $817,000 in 2005. Revenues augmented primarily due to the continued growth in the installed client base, currently in excess of 30 installations, resulting in an increase in the related recurring maintenance and technical support revenues from $194,000 in 2005 to $517,000 for the six-month period in 2006. Hardware revenue was minimal in 2005. As the majority of our revenues is generated in the United States, the revenues continue to be negatively impacted by the weakness of the US dollar compared to the Canadian dollar, our reporting currency.

RESEARCH AND DEVELOPMENT EXPENSES AND R&D TAX CREDITS

For the quarter ended September 30, 2006 R&D expenditures before R&D tax credits were $870,000 compared to $955,000 in 2005. The higher expenditures in 2005 related to the completion of a major release of our clinical information system,
CALM 3.0, which was made available in August 2005. Current R&D initiatives relate in large part to the ongoing work on the CALM interoperability components with our distributor's systems, which are expected to be completed in fiscal
2007. The development team also continues to work on other CALM product features and additional risk management tools.

On a period to period basis R&D tax credits were comparable and were $45,000 for the quarter ended September 30, 2006 compared to $56,000 in 2005 and $90,000 for the six-month period ended September 30, 2006 compared to $113,000 in 2005.

ROYALTIES AND OTHER DIRECT COSTS OF REVENUE

Royalties and other direct costs of revenue for the quarter ended September 30,
2006 were $40,000 compared to $81,000 in 2005, as a result of lower revenues.
For the comparative six-month periods ended September 30, 2006 and 2005, these expenses were consistent at $121,000 and $115,000, respectively. Royalties and other direct costs are primarily a function of revenues. These costs consist of royalty payments for third party software used in installing our software products and direct costs associated with the installation of our systems.

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SELLING AND MARKET DEVELOPMENT

Selling and market development expenses for the quarter ended September 30, 2006 were consistent at $663,000 compared to $658,000 in 2005. Overall increases in these expenditures in the second quarter of 2006 were offset by lower commission expense in 2006. For the comparative six-month periods ended September 30, 2006 and 2005, these expenses were $1.45 million and $1.24 million, respectively.
This increase was due to new employees in product and clinical management and expenses supporting these activities. Product management and clinical specialists focus on current and future product and service integration. Sales travel and other expenses increased somewhat, as they related to increased sales activities. In 2006, marketing expenses and activities were in line with 2005.

ADMINISTRATIVE

Administrative expenses for the quarter ended September 30, 2006 were $614,000 compared to $682,000 for the same period in 2005, primarily as a result of lower spending on investor relations in 2006. For the comparative six-month periods ended September 30, 2006 and 2005, these expenses were consistent at $1.37 million and $1.35 million, respectively.

CUSTOMER SUPPORT

For the quarter ended September 30, 2006 customer support expenses were $227,000 and in line with $217,000 in 2005. For the comparative six-month periods ended
September 30, 2006 and 2005, these expenses were consistent at $475,000 and
$471,000, respectively.

QUALITY ASSURANCE

For the quarter ended September 30, 2006 quality assurance expenses were $52,000 and in line with $45,000 in 2005. For the comparative six-month periods ended
September 30, 2006 and 2005, these expenses were consistent at $101,000 and
$100,000, respectively.

STOCK OPTION EXPENSE

We recorded $164,000 in stock option expense during the quarter ended September
30, 2006 compared to $209,000 in 2005. For the comparative six-month periods ended September 30, 2006 and 2005, these expenses were $327,000 and $434,000, respectively. The decrease in stock option expense is primarily due to a lower number of options being granted in 2006, compared to 2005 and 2004. The stock option expense is amortized over the vesting period of three years, resulting in approximately 60%, 30% and 10% of the stock option expense being recorded in the first, second and third year, respectively, from the date of grant.

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT AND PATENTS

Amortization of property, plant and equipment and patents for the quarter ended
September 30, 2006 was $84,000 compared to $64,000 in 2005. For the comparative six-month periods ended September 30, 2006 and 2005, these expenses were
$170,000 and $114,000, respectively. The increase was due to additional capital and patent expenditures during the last year. We do not expect to make large capital expenditures in the coming quarters.

FOREIGN EXCHANGE

For the quarter ended September 30, 2006, we had a foreign exchange loss of
$5,000 compared to a gain of $13,000 in 2005. For the comparative six-month periods ended September 30, 2006 and 2005, there was a foreign exchange loss of
$1,000 and $6,000, respectively.

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OPERATING LOSS AND NET LOSS

After considering above revenues and expenses, our operating loss for the quarter ended September 30, 2006 was $2.4 million and $2.3 million in 2005. For the comparative six-month periods ended September 30, 2006 and 2005, the loss was $5.0 million and $4.8 million, respectively.

We generated net interest income of $36,000 for the quarter ended September 30,
2006, compared to $50,000 in 2005. For the comparative six-month periods ended
September 30, 2006 and 2005, the net interest income was $80,000 and $225,000, respectively. The interest income was generated on cash and cash equivalents from the proceeds of the equity issues in prior periods and was lower due to lower average liquidities. In addition, in the second quarter of 2005, we received a government grant for 108,000 which did not reoccur in 2006.

The net loss for the quarter ended September 30, 2006 totaled $2.4 million
($0.13 per share) compared with $2.1 million ($0.13 per share) in 2005. For the comparative six-month periods ended September 30, 2006 and 2005, the loss was
$4.9 million ($0.28 per share) and $4.6 million ($0.28 per share), respectively.
The slightly higher loss was offset by a higher number of outstanding shares.

LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

For the six-month period ending September 30, 2006, cash flow used for operations totaled $4.2 million compared to $3.3 million in 2005. Cash flows used in operations before net changes in non-cash working capital items in 2006 were $4.0 million compared to $3.7 million in 2005.

For the six-month period ending September 30, 2006, cash used in our operating activities is mainly explained by our net loss of $4.9 million offset by the following non-cash expenses: amortization of $170,000, stock option expense of
$327,000, compensation expense under the DSU and bonus plans of $88,000 and
$300,000, respectively with the balance explained by the outflow from non-cash operating working capital items of $173,000. For the comparative period in 2005, cash used in our operating activities was a function of our net loss of $4.6 million offset by amortization of $114,000, stock option expense of $434,000 compensation expense under the DSU and bonus plans of $109,000 and $200,000, with the balance explained by inflow from the changes in non-cash operating working capital of $398,000.

INVESTING ACTIVITIES

For the six-month period ending September 30, 2006, our investing activities consisted of $105,000 for the acquisition of capital assets and patents compared to $150,000 in 2005. We also had an outflow of $1.0 million representing the purchase of short-term investments compared to the maturity of short-term investments of $9.0 million in 2005.

FINANCING ACTIVITIES [See subsequent events]

For the six-month period ending September 30, 2006, financing activities used
$20,000 of cash, representing the repayment of obligations under capital leases, compared to $22,000 in 2005. In 2006, we also completed a private placement of
$2.5 million at $2.00 per share. Share issue expenses of $177,000 were also recorded within the deficit.

As a result of the above activities, for the six-month period ended September
30, 2006, our cash and cash equivalents decreased by $3.0 million compared to an increase of $5.5 million in 2005.

As of September 30, 2006 we have no debt other than capital leases, which totaled $66,000 and are repayable over the next 4 years. Our operating obligations totaled $360,000 with $230,000 due within one year, $100,000 due in year two and the balance within three to five years.

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FUTURE OUTLOOK

For the balance of 2007, we are focusing on substantially increasing sales and expanding our customer base. It is also our goal to deliver enhancements to our product line.

LMS projects that revenue for the third and fourth quarter will grow substantially compared to last year, with sustained increases in the backlog of signed and recurring contracts, due to following factors:

     o    LMS' growing presence in the marketplace has supported extensive sales efforts with several groups of hospitals, which should drive additional revenue and backlog opportunities in the next two quarters;

     o    Newly signed contracts for CALM Shoulder Screen with two organizations providing medical malpractice insurance to physicians, University of
          Minnesota Physicians and Tristate Medical Insurance Company, have an immediate impact on LMS' backlog and quarterly revenues, starting in the third quarter of 2007. In addition, both contracts continue to build LMS' profile as a company providing leading proprietary software solutions leveraging innovative approaches for obstetrical risk prevention and reduction for insurers;

     o    CALM Shoulder Screen continues to gain momentum within the hospital environment as LMS, has received orders from the University of
          Maryland Medical Center and the OB/GYN Practice Group of the Montreal
          Jewish General Hospital;

     o    CALM Curve received Health Canada clearance as a standalone product and became available as a seamless web offering similar to CALM
          Shoulder Screen. This new standalone product will enable customers to use this tool with no investment in infrastructure, which should substantially reduce the sales cycle and bring forward additional revenue opportunities;

     o    Significant increases in revenues related to CALM Clinical Information
          Systems and associated risk management tools are anticipated pending the release of interoperability components with our distributor;

     o    As a result of increased system sales and our growing client base, revenues from maintenance and technical support service agreements are also expected to increase commensurate with the growth of our installed base.

Based on our current operating plan, we expect our research and development expenses to remain stable as we focus on a timely completion of the interoperability components with our distributor's systems and continuing enhancements of our CALM suite of products and risk management tools.

Royalties and other direct costs are expected to increase commensurate with the increase in sales, and also as a function of sales mix.

Selling and market development expenses are expected to increase, due to greater commission expenses related to additional software sales and the addition of product management clinical specialists focusing on product and service integration and development. We will focus our sales efforts on CALM 3.0 and
CALM Shoulder Screen as well as continue to broaden our sales reach and customer focus.

Administrative expenses are expected to remain in line with the levels of expense experienced in 2006. Customer support expenses will increase due to a growing installed hospital base, but we expect these increases to be more than offset by increased software and maintenance revenues. Based on the current operating plan, the anticipated revenue increases should more than compensate for the expected slight increase in the total expenses.

To date, we have financed our operations, technology development, patent filings and capital expenditures primarily through issuance of shares and issuances of convertible notes by way of private placements, with the receipt of R&D credits earned on eligible expenditures, by loans and promissory notes from financial institutions and by capital leases. Since our inception, we have raised gross proceeds in excess of $50.6 million from equity-based financings.

In light of the inherent uncertainties associated with the realization of our operating plan, and consistent with our past practice of keeping financial and operating flexibility, management anticipates raising additional financing.
Funding requirements may vary depending on a number of factors, including the

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progress of our research and development program, our revenue growth, the establishment of collaborations and the market acceptance of our products in
North America and internationally.

In anticipation of increased revenues and financing activities recently completed and [see subsequent events] in the coming months, we believe we will have sufficient resources to fund operations for the next twelve months.

When additional funds are required, potential sources of financing include strategic relationships and public or private sales of our common shares. We do not have any committed sources of financing at this time and it is uncertain whether additional funding will be available when the need arises on terms that will be acceptable to us. If funds are raised by issuing additional common shares, or other securities convertible into our common shares, the ownership interests of our existing shareholders will be diluted. If we are unable to obtain financing when required, we will not be able to carry out our business plan, including marketing and distribution initiatives. We would have to significantly limit our operations and business, and our financial condition and results of operations would be materially harmed.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial statements have been prepared in accordance with Canadian generally accepted accounting principles. As further described in note 17 of the annual consolidated financial statements, these accounting principles differ in certain respects from those that would have been followed had these financial statements been prepared in conformity with United States generally accepted accounting principles and the related rules and regulations adopted by the
United States Securities and Exchange Commission. The preparation of financial statements by management in accordance with generally accepted accounting principles requires the selection of accounting policies from existing acceptable alternatives. Our critical accounting policies and estimates include the following:

REVENUE RECOGNITION

Revenue consists primarily of revenue from the sales of software licenses, hardware and technical support services. We recognize revenue in accordance with the provision of the American Institute of Certified Public Accountants
Statement of Position [SOP] No. 97-2, Software Revenue Recognition.

We recognize revenue from hardware and software licenses when persuasive evidence of an arrangement exists, delivery, installation and client's acceptance have occurred, the sales price is fixed or determinable, and collection is probable.

Revenue from technical support services, which is generally paid in advance, is deferred and recognized rateably over the period for which the technical support service is provided. Other service revenues are recognized when services are provided.

Revenue on arrangements that includes multiple elements such as hardware, software licenses and services is allocated to each element based on vendor specific objective evidence [VSOE] of the fair value of each element. Allocated revenue for each element is recognized when revenue recognition criteria have been met for each element. VSOE is determined based on the price charged when each element is sold separately.

RESEARCH AND DEVELOPMENT EXPENSES AND R&D CREDITS

Research costs are charged against income in the year of expenditure.
Development costs are charged against income in the period of expenditure unless a development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization.

Amounts received or receivable resulting from government assistance programs, including grants and R&D credits for research and development, are reflected as reductions of the cost of assets or expenses to which they relate at the time eligible expenses are incurred, provided that there is reasonable assurance that the benefits will be realized. The risks of change to estimates for R&D credits receivable relate to the acceptance of LMS research and development investment tax claims by government authorities. The claims, which contain several research and development projects, are made on an annual basis and may take in excess of one year to be finalized and completed. In reviewing the claim, the government authorities take into consideration two primary factors in assessing the eligibility of the R&D credit claim: [1] the

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technical aspects of the projects claimed must meet the specific scientific criteria and [2] the claim must contain only the eligible expenses related to projects described in the tax filings. The risk of change to the estimate relates to the fact that certain projects or expenses involve judgment and could be disallowed because of one or both of the factors identified above. Any favorable or unfavorable adjustment that may result following assessment by government authorities is recorded to income in the subsequent period when such assessment is performed.

As at September 30, 2006, our R&D tax credit receivables recorded amount to
$350,000 relating to the 2006 and current year claim. To date, substantially all of our R&D tax credits claimed filed and assessed by the government authorities have been accepted favourably as submitted.

STOCK-BASED COMPENSATION PLAN

As a result of amendments made in October 2003 to the provisions of the CICA
Handbook Section 3870, effective November 1, 2003, we changed our method of accounting for employee stock-based compensation and decided to adopt the fair value based method of accounting for all its stock-based compensation. We adopted these changes using the prospective application transitional alternative in accordance with the transitional provisions of CICA Handbook Section 3870.
Accordingly, the fair value based method is applied to awards granted, modified or settled on or after November 1, 2003. Prior to the adoption of the fair value based method, as permitted by Section 3870, we had chosen to continue our existing policy of recording no compensation cost on the grant of stock options to employees.

When stock options are exercised, capital stock is credited by the consideration paid together with the related portion previously credited to contributed surplus when compensation costs were charged against income. The prospective method omits the effects of awards granted, modified or settled before November
1, 2003. This change has no impact on the net loss for the five-month period ended March 31, 2004 since no options were granted during that period.

We provide pro forma disclosure of the compensation costs based on the fair value method for awards granted prior to November 1, 2003 under the employee stock option plan.

Stock-based compensation expense and pro forma disclosure of the stock-based compensation expense for all options granted under our stock option plan is determined using the fair value method computed with the Black-Scholes option-pricing model. The related expense is recognized over the vesting period of such options.

INCOME TAXES

We follow the liability method of accounting for income taxes. Under this method future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the assets or liabilities are expected to be realized or settled. Changes in these balances are included in net earnings of the period in which they arise.

SUBSEQUENT EVENTS

In early November 845,000 common shares, were issued by LMS via a private placement at $1.85 per share for total consideration of approximately $1.56 million Estimated share issue expenses of $100,000 will be recorded within deficit in fiscal 2007.

RELATED PARTY TRANSACTIONS

The Company incurred fees of $96,150 during the under a management services agreement with a related company having one common director.

OFF-BALANCE SHEET ARRANGEMENTS

LMS does not have any off-balance sheet arrangements at September 30, 2006.

FOREIGN OPERATIONS AND FOREIGN CURRENCY TRANSACTIONS

Large portion of our revenues and some of our expenses are generated in the
Unites States. From October 31, 2002 to March 31, 2006 the Canadian dollar has appreciated against the US dollar by approximately

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30%. The continued weakness of the US dollar has a negative effect on our revenues, offset somewhat by the expenses generated in the United States.

RISK FACTORS

For a more detailed discussion of risk factors that could materially affect our results of operations and financial condition, please refer to the Company's
Form 20F.

DISCLOSURE CONTROLS AND PROCEDURES

The Company's management is responsible for establishing and maintaining the
Company's disclosure controls and procedures to ensure that information used internally and disclosed externally is complete and reliable. The Chief
Executive Officer and the Chief Financial Officer of the Company have evaluated the effectiveness of the Company's disclosure controls and procedures and have concluded that they are adequate and effective as at the end of the fiscal year ended March 31, 2006, and for the quarter and six-month period ended September
30, 2006, based on such evaluation.

OTHER MD&A REQUIREMENTS

All relevant information related to our Company is filed, in Canada, electronically at www.sedar.com and in the United States of America at
www.sec.gov.

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